July 1, 2024

Ali Kashani
Chief Executive Officer
Serve Robotics Inc.
730 Broadway
Redwood City, California 94063

       Re: Serve Robotics Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 28, 2024
           File No. 333-280071
Dear Ali Kashani:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 25, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 28, 2024 Plan of Distribution, page 89

1. We note your disclosure on page 89 that your selling stockholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Also confirm your understanding that purchases by a broker-dealer as principal and resales by the broker-
       dealer for its account would constitute a material change requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.
 July 1, 2024
Page 2

       Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Albert Vanderlaan, Esq.